Change of Management

On October 30, 2010, the Board of Directors of Shinhan Financial Group (the “Group”) held a meeting during which Mr. Eung Chan Ra resigned his position as Chairman of the Group. The Board resolved that, immediately following such resignation, Mr. Shee Yul Ryoo, currently the Group’s non-executive director, to assume the role as acting Chairman, President and Chief Executive Officer.

Mr. Ra will remain as a member of the Group’s Board of Directors.